EXHIBIT 19

ARCBEST CORPORATION AND SUBSIDIARIES
INSIDER TRADING POLICY

Revised February 20, 2025

1.	Purpose.

Federal and state securities laws prohibit any person who is aware of material, non-public information about a company from trading in securities of that company, which is commonly known as “insider trading.” These laws also prohibit a person from disclosing material, non-public information to other persons who may trade on the basis of that information, which is commonly known as “tipping.” This Insider Trading Policy (this “Policy”) and the procedures detailed below are intended to: educate the employees, officers and members of the Board of Directors (“Directors”) of ArcBest Corporation and its subsidiaries (the “Company”) on these laws; promote compliance with these laws; and protect the Company and its employees, officers and Directors from the liabilities, penalties and reputational harm that can result from violations of these laws. Some aspects of this Policy may be more restrictive than applicable law in order to establish standards of conduct that will help avoid even the appearance of impropriety. Higher standards are not intended to result in civil or criminal liability that would not otherwise exist in the absence of this Policy.

2.	General Prohibition.

The Company prohibits illegal or improper “insider trading” and “tipping” by the Company’s employees, officers and Directors (either through their own or Related Accounts). If you are aware of any material, non-public information regarding the Company, you are required to abstain from trading Company securities until such information is made public.

3.	Persons Subject to this Policy.

This Policy applies to every Director, officer and employee of the Company, as well as a) their family members and others living in the same household, b) entities that are controlled or subject to the influence of such person, his or her family members, or others in his or her household, and c) accounts for which such persons act as a fiduciary, such as a trustee.

For the avoidance of doubt, the restrictions contained in this Policy also apply to your family members and others living in your household. Their trades will be attributed to you as if they were your own.

4.	Definitions.

The term “Restricted Persons” means the Company’s Directors, Section 16 Officers and any additional person(s) that the Chief Legal Officer may from time to time designate as a Restricted Person because of their position with the Company and access to material non-public information. For the avoidance of doubt, the Chief Executive Officer or President of any subsidiary is a Restricted Person for purposes of this Policy. Each Restricted Person is required to sign an acknowledgement of this Policy.

The term “Section 16 Officers” means the Company’s officers who have been identified by the Company’s Chief Legal Officer and/or designated by the Board of Directors as having to file Forms

3, 4 and 5 with the U.S. Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In general, information is “material” if it could reasonably be expected to affect the price of the Company’s securities or if a reasonable investor would consider such information important in deciding whether to purchase, hold or sell such securities. Material information can be positive or negative and is not limited to information that is financial in nature; material information can relate to virtually any aspect of the Company’s business. Some common examples of material information include, but are not limited to, the following: projections of future revenues or earnings; earnings announcements; introductions of new products or services; the gain or loss of a substantial customer; a proposed merger, acquisition or joint venture; sales of significant assets; proposed financing transactions; changes in Section 16 Officers; impending financial or operational problems or the resolution of such problems; or major lawsuits or claims. The foregoing list is provided only for illustrative purposes. Whether information qualifies as “material” depends on the facts of the situation. Consult the Chief Legal Officer if there is any question as to the materiality of any information.

Information is “non-public” when it is not available to investors generally. Information is generally considered to be “non-public” until (i) it has been effectively disclosed in a manner that ensures its availability to the investing public, and (ii) the market has had time to absorb the previously non-public information (generally at least two (2) business days after the information is made public by the Company). Information learned from a source outside of the Company may still constitute non-public information if it has not been publicly disclosed. In addition, even if there are widespread and correct rumors about the Company (whether such rumors are discussed inside or outside of the Company), the information that is the subject of the rumors may still be non-public if that information has not been publicly disclosed by the Company.

The term “Related Account” means any account maintained by (i) family members of Restricted Persons and others living in the same household, and (ii) accounts that are controlled or subject to the influence of the Restricted Person, his or her family members, or others in his or her household; or accounts for which such persons act as a fiduciary, such as a trustee.

The term “Rule 10b5-1 plan” means a written plan for trading securities of the Company that is designed in accordance with Rule 10b5-1(c) of the Exchange Act.

The term “security” is defined broadly under the applicable securities laws to include not only stocks, but also any bond, note, convertible note, option, warrant, or other right to purchase or sell any such security, or any other instrument commonly known as a security.

The term “subsidiary” is defined to mean any entity of which ArcBest Corporation owns fifty percent (50%) or more of its voting equity.

The term “trade” or “trading” is defined broadly to include buying, selling or gifting securities. In addition, for purposes of this Policy, the term “trading” includes (i) adopting a Rule 10b5-1 Plan, (ii) enrolling in or making changes in designations (including dividend reinvestment elections) related to any stock purchase program that may be sponsored by the Company from time to time or (iii) requesting a 401(k) loan, fund switch, hardship withdrawal or other distribution from the 401(k) if such request will result in a liquidation of some or all of such participant’s Company securities held pursuant to the ArcBest 401(k) and DC Retirement Plan.  Sales made pursuant to a Company mandated “sell to cover” tax withholding treatment in connection with the vesting of an employee’s restricted stock, restricted stock units or shares subject to a stock option will not be considered “trades” for purposes of this Policy. Dividend reinvestments (whether automatic or manual) shall be considered trades for purposes of this Policy, however, Company securities acquired through an automatic dividend reinvestment plan pursuant to a prior election shall not be subject to this Policy so long as the initial election to participate in any dividend reinvestment plan and any changes to the level of participation therein is only made during a Trading Window while not in possession of any material, non-public information and should only be made in accordance with this Policy, including obtaining pre-clearance, as applicable.

The term “Trading Window” means the period (i) beginning at the opening of trading on the third (3) business day after the Company publicly announces its quarterly results of operations (or full year results with respect to the fourth quarter), and (ii) ending on the fifteenth day of March, June, September and December. By way of example, if the Company announces its full year results on Friday, January 22, the Trading Window will open on Wednesday, January 27 (third business day) and close again on March 15.

5.Trading Windows.

In order to avoid even the appearance of impropriety, Restricted Persons are prohibited from trading in the Company’s securities except during the Trading Windows each year or pursuant to a valid Rule 10b5-1 plan that has been entered into in accordance with this Policy. In addition to limiting trading to Trading Windows, Directors and Section 16 Officers must also obtain Pre-Clearance as provided in Section 6 below.

There may be times when the Company’s Chief Legal Officer or his or her designee may designate a special blackout period, during which Restricted Persons may not trade in Company Securities. The Company’s Chief Legal Officer may designate a special blackout period with the prior consent of the Chief Executive Officer.  Persons subject to a special blackout period may not disclose to any outside party that a special blackout period has been designated.

6.Pre-Clearance Requirements.

In addition to limiting trading to Trading Windows, Directors and Section 16 Officers must provide reasonable advance notice and obtain pre-clearance approval from the Company’s Chief Legal Officer or his designee(s) before trading in the Company’s securities. Approval is only for the particular trade for which clearance is sought and granted and must be executed by the end of the period as specified by the Company’s Chief Legal Officer (or if no such period was approved, by the end of the second business day after the pre-approval was granted).  If such person comes into possession of material non-public information after the Company’s Chief Legal Officer provides approval, but before execution of the trade, such person must notify the Company’s Chief Legal Officer and may not trade until receiving a new approval from the Company’s Chief Legal Officer.  If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Even if not required to seek pre-clearance for trading, any employee or officer who is uncertain about whether they are in the possession of material, non-public information or whether it is otherwise permissible to trade should check with the Chief Legal Officer or his designee before making a trade to minimize the risk of any accusation that the person was in possession of material, non-public information at the time of the trade.

7.Short-Swing Profits for Directors and Section 16 Officers.

Directors and Section 16 Officers are prohibited by law from receiving “short-swing” profits with respect to the Company’s equity securities. Short-swing profits generally include any profit that results from the purchase and subsequent sale or the sale and subsequent purchase of the Company’s equity securities (or any security convertible into an equity security) occurring within a six (6) month period. Generally, purchases of stock directly from the Company pursuant to a stock option plan, shares acquired upon the vesting of an equity grant or shares withheld to cover taxes related to a stock vesting are not “purchases” for purposes of the “short-swing” rules. The rules relating to short-swing profits are complicated, and Directors and Section 16 Officers should consult with Chief Legal Officer concerning these rules prior to effecting any purchase or sale of the Company’s securities.

Directors and Section 16 Officers also may not purchase Company securities on margin, borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

8.Anti-Hedging and Short-Selling Policy for Restricted Persons.

The Company considers it inappropriate for any Restricted Person to purchase any financial instrument (through their own or any Related Accounts) that is designed to hedge or offset any decrease in the market value of the Company’s securities. This Policy prohibits the purchase or sale of puts, calls, options, or other derivative securities based on the Company’s securities by any Restricted Person. This prohibition also includes monetization transactions, such as forward sale contracts, in which the stockholder continues to own the underlying security without all the risks or rewards of ownership, as well as any other hedging transaction involving the Company’s securities.

The Company also considers it inappropriate for any Restricted Person to engage in any “short sale” of the Company’s securities (including short sales “against the box”). “Short sales” are sales of a security by an investor who does not own the security at the time of sale, but who borrows the securities, typically from a broker, with the promise to later deliver purchased securities in replacement of the borrowed ones.  This Policy prohibits Restricted Persons from engaging in any “short sales.” In addition to being prohibited by Company policy, Directors and Section 16 Officers are prohibited by law from engaging in any “short sales.”

9.Other Transactions.

Stock Options.Notwithstanding the foregoing, this Policy’s trading restrictions generally do not apply to the exercise of an employee, officer or Director stock option in accordance with the terms of the Company’s equity plans. The trading restrictions do apply, however, to any sale of stock acquired upon the exercise of an option, including as part of a broker-assisted cashless exercise of an option (as this entails selling a portion of the underlying stock) or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

401(k) and DC Retirement Plan. Company securities may from time to time be included as an investment option for the ArcBest 401(k) and DC Retirement Plan salary deferrals. Either purchases or sales in Company securities or changes in plan elections (including payroll contribution amounts or dividend reinvestment elections) in the ArcBest 401(k) and DC Retirement Plan by Restricted Persons shall only be made in accordance with this Policy, including being limited to the four Trading Windows and obtaining pre-clearance, as applicable. This restriction also applies to “fund switches” in and out of Company securities. A fund switch is a request made by a plan participant to the plan administrator to buy Company securities with money obtained from switching the participant’s savings out of another fund, or to sell Company securities and move the proceeds into another fund within the plan.

Employee Stock Purchase Programs.  Enrollment by Restricted Persons in any stock purchase program to acquire Company securities (each an “ESPP”) and, once enrolled, changes to ESPP elections (including payroll contributions or dividend reinvestment elections) thereunder shall only be made in accordance with this Policy, including being limited to the four Trading Windows and obtaining pre-

clearance, as applicable. The sale of any stock purchased through the ESPP is subject to this Policy, since the timing of the sale is controlled by the participant; therefore, sales should only be made during open Trading Windows when a Restricted Person is personally unaware of any material, non-public information about the Company.

Rule 10b5-1 Plans. At least 15 days prior to entering into a Rule 10b5-1 plan, a Restricted Person shall provide a copy of the proposed plan to the Company’s Chief Legal Officer for review and approval. In addition to complying with the requirements of Rule 10b5-1(c), such 10b5-1 plan may only be adopted during a Trading Window. The Company shall not be bound by or obligated to take or refrain from taking any actions or required to give any notice under a Rule 10b5-1 plan unless the Company agrees to such in writing. The Company is not required to approve any Rule 10b5-1 plan presented to it, and the Company’s approval of a Rule 10b5-1 plan shall not be deemed to be evidence of the Company’s agreement that such plan satisfies the requirements of Section 10b5-1(c) of the Exchange Act. Restricted Persons are strongly encouraged to obtain the advice of their own legal, accounting and financial advisors prior to entering into a Rule 10b5-1 plan.

10.Consequences of a Violation of the Policy.

All Company employees, officers and Directors should be aware that any trade effected on the basis of material, non-public information may result in criminal liability or civil liability to themselves or third parties. Employees, officers and Directors should also be aware that the disclosure of material, non-public information, even when there is no trading transaction by the person making the disclosure, still may result in criminal or civil liability for “tipping.”

The penalties for such violations are severe and could result in substantial liability and embarrassment to the Company, as well as criminal and civil liability for the violator, including fines of up to $1 million and ten (10) years in prison. Because of the seriousness of the consequences that could result from violations of this Policy, violations of this Policy may be grounds for disciplinary action, including termination or suspension of employment.

All Company employees, officers and Directors must strictly observe the provisions of this Policy. Any questions or concerns regarding this Policy should be referred promptly to the Chief Legal Officer. Any person who acquires information that gives them reason to believe that any other person is engaged in conduct prohibited by this Policy should promptly report such information to the Chief Legal Officer.

Although this policy provides educational and compliance information, it does not excuse company employees, officers or directors from compliance with laws not addressed in this policy or from otherwise educating themselves as to their obligations under applicable laws. ANYONE IN DOUBT ABOUT THE APPLICATION OF THIS POLICY SHOULD CONSULT WITH THE COMPANY’S CHIEF LEGAL OFFICER BEFORE PROCEEDING WITH ANY TRANSACTION INVOLVING THE COMPANY’S SECURITIES OR BEFORE DISCLOSING MATERIAL, NON-PUBLIC INFORMATION TO ANY THIRD PARTY.